UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2020, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble Holding France S.A.S.
Group Profit Sharing, Incentive and Employer Contribution Plan (FRANCE)

Statements of Net Assets Available for Plan Benefits as of June 30, 2020 and 2019, Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2020, 2019, and 2018 and Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2020 and 2019	4

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2020, 2019 and 2018	5

Notes to Financial Statements	6-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France).

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") as of June 30, 2020 and 2019, the related statements of changes in net assets available for benefits for the year ended June 30, 2020, 2019 and 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2020 and 2019, and the changes in net assets available for benefits for the year ended June 30, 2020, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Associés
/s/ Deloitte & Associés
Paris-La Défense, France
September 22, 2020
We have served as the auditor of the Plan since 2003

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS JUNE 30, 2020 AND 2019

(All numbers in Euros)	2020	2019

ASSETS:
Participant-directed investments	66,240,112	63, 687, 813
Non participant-directed investments	109,384,880	103, 363, 105

Total investments	175,624,992	167, 050, 919

Receivables:
Participant contribution	1,009,944	831, 192
Employer contribution	3,372,961	3 ,683, 038

Total receivables	4,382,904	4, 514, 230

NET ASSETS AVAILABLE FOR PLAN BENEFITS	180,007,896	171, 565, 149

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDING JUNE 30, 2020, 2019 AND 2018

All numbers in Euros)	2020	2019	2018
ADDITIONS:
Contributions:
Participant contributions	4,526,671	4, 096, 832	3, 562, 206
Employer contributions	6,702,210	6, 352, 529	6, 549, 900
Total contributions	11,228,881	10, 449, 362	10, 112, 106
Investment (loss) income:
Increase (decrease) in unrealized appreciation in "The Procter & Gamble Company" common stock	3,945,557	27, 051, 934	(12, 426, 752)
Increase (decrease) in unrealized appreciation in other investments	1,055,415	(1, 421, 189)	207, 987
Realized gain (loss) on sales of The Procter & Gamble Company common stock	7,133,727	6, 710, 503	1, 154, 023
Realized gain (loss) on sale of other investments	567,066	3, 555, 753	2, 218, 709
Dividends from The Procter & Gamble Company common stock	1,995,382	2, 062, 327	1, 941, 935
Other income (expense)	(26,638)	(4, 722)	35, 709
Net investment (loss) income	14,670,509	37, 954, 607	(6, 868 389)
Total additions	25,899,389	48, 403, 968	3, 243, 717

DEDUCTION—Benefits paid to participants	17,456,642	23, 294, 712	14, 204, 282

NET INCREASE (DECREASE)	8,442,748	25, 109, 256	(10, 960, 565)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	171,565,149	146, 455, 892	157, 416, 457
End of year	180,007,896	171, 565, 149	146, 455, 892

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS AS OF JUNE 30, 2020 AND FOR THE YEARS ENDING JUNE 30, 2019 AND 2018

1.	DESCRIPTION OF THE PLAN
The following brief description of Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan Document and their country’s Plan supplement for more complete information.

General — The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble S.A. (Procter & Gamble S.A. changed its name to Procter & Gamble Services France and then to Procter & Gamble Services Neuilly before its current name Procter & Gamble Holding France S.A.S.) together with its directly wholly-owned subsidiaries (with the exception of P&G Health France, ex Merck Medication Familiale that is not part of this agreement yet), and those subsidiaries’ respective Work councils, in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on January 1, 2015 and was signed by Procter & Gamble Holding France S.A.S., Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S., Procter & Gamble Amiens S.A.S., Procter & Gamble Blois S.A.S (together, “P&G France”) and their related Work councils .  An amendment to the Plan to increase the Employer’s matching contribution was implemented as of FY 18/19, signed by the same parties.

In addition to the Plan, a collective Pension Savings plan (“PERCO”) was established for Procter & Gamble Holding France S.A.S and the following subsidiaries: Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S, Procter & Gamble Blois S.A.S, and Procter & Gamble Seine S.A.S (which was merged with Procter & Gamble Holding France in February 2018). The PERCO is in place since January 1st 2013 for the aforementioned entities and was established in June 2016 for Procter & Gamble Amiens S.A.S.

Procter & Gamble Holding France S.A.S. is indirectly a wholly-owned subsidiary of The Procter & Gamble Company (the “Parent”). The Plan and the PERCO are subject to the laws and regulations of France. The assets of the Plan and of the PERCO are invested in five “Fonds Commun de Placement d’Entreprise” (“FCPE”) which are registered investment funds reserved to employees of “P&G France” subject to the laws and regulations of France. The plan’s financial statements are a combination of the 5 FCPE.

Administration — Administration of the Plan and of the PERCO are jointly executed by Procter & Gamble Holding France S.A.S. and Natixis Investments Managers International (previously Natixis Asset Management), the fund manager. The five FCPE are under the supervision of the Conseils de Surveillance (“Monitoring Committees”) which are composed of both employee and employer representatives of “P&G France”.

Participants Accounts and Investments Options — An account is maintained for each employee and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE’s do not pay dividends. Participants are permitted to invest into any of the five FCPE’s; however, employees contributions generating a P&G matching contribution can only be invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE for both blocked and available funds with the exception of FCPE Groupe Procter & Gamble (Option D) out of which only unblocked funds may be transferred.

Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

•
FCPE Groupe Procter & Gamble Actions (Option A) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds which invest with a minimum of 60% in International securities and with a maximum of 10% in interest rate products.

•
FCPE Groupe Procter & Gamble Obligations (Option B) – The prospectus indicates that this fund is primarily invested in Eurozone monetary products or in mutual funds which invest primarily in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble 5000 (Option C) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds invested at least at 90% in securities (Europe, United States, Asia and emerging countries) and with a maximum of 10% invested in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble (Option D) – The prospectus indicates that this fund is invested at least at 90% in The Procter & Gamble Company common stock and with a maximum of 10% invested in US/Euro zone monetary products.

•
FCPE Groupe Procter & Gamble (Option F) – The prospectus indicates that this fund is invested at 80% in International bonds or in mutual funds which invest in International bonds, at  10% in “socially responsible investment” Euro bonds or in mutual funds which invest in “socially responsible” Euro bonds.

For the PERCO, investments in Option D are not possible. The other Options are accessible at the discretion of the employee.

Contribution and Vesting — Employees are eligible to the Plan three months after their start date with “P&G France”. Contributions are made by Plan participants as well as by “P&G France” as follows:

Employees’ Contributions:

- Voluntary, periodic contributions – These are usually contributed on a monthly basis. They are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

- Voluntary, complementary contributions – Employees may make complementary contributions whenever they wish although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the five FCPE’s.

Employers’ Contributions:

- Employer matching contributions – P&G France makes a matching contribution between 50 and 100 percent, based on employees’ voluntary periodic contributions, with a maximum threshold of € 157.50. These matching contributions are automatically invested in Option D.

- Profit Sharing – P&G France calculates and distributes profit sharing contributions according to French law (“Participation”) as well as a supplementary profit-sharing agreement (“Interessement”). These amounts are invested at the discretion of the employee in one of the five FCPE’s. If no investment direction is given by the employee, amounts are automatically invested either as per the last investment choice or, by default, in Option B (with a 50/50 split between PEE and PERCO for “Participation”, and 100% to PEE for “Interessement”.

All contributions are immediately 100 percent vested.

Contributions to the PERCO can be made by the employees through i) voluntary periodic contributions, ii) investment of the profit sharing contribution and iii) investment of remaining vacation days (up to 10 per fiscal year) for which “P&G France” will contribute under certain age conditions.

Withdrawals — All contributions to the Plan are “blocked” for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw “blocked” contributions. All amounts become immediately available for withdrawal upon the termination of employment.

Plan Termination – The Plan agreement was renewed by written agreement between “P&G France” and their related Work councils in December 2014 with effective date January 1st, 2015 for an indefinite period.
In the event of Plan termination, the FCPE’s will either remain active or will be merged with other FCPE’s. Thus, Plan participants will have the option to withdraw “unblocked” amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Employer and participant’s contributions reflect the estimated total investments in the Plan, based on prior year behavior.
Risks and Uncertainties — The Plan utilizes various investment instruments as described in Note 1. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Plan Investments – The Plan’s investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE’s are determined by the fund manager, Natixis Asset Management, based upon the fair value of the FCPE’s underlying investments, less any liabilities.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The cost of investments sold is determined using average cost.
Fair value measurements – ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set as a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2020.

	2020			2019
Asset Group (All numbers in Euro)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
The Procter & Gamble Company common stock	109,384,880			103, 363, 105
Other investments	66,240,112			63,687,813
TOTAL	175,624,992			167, 050, 919

Expenses of the Plan – Investment management, record keeping expenses, and other administrative expenses are paid by P&G Holding France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.
Contributions Receivable – Contributions that are pending transfer to the Fund manager as of June 30, 2020 and 2019 are recorded as contributions receivable to the Plan in the accompanying financial statements.
Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been yet paid at June 30, 2020 and 2019.

3.	INVESTMENTS
Investments held by the Plan at June 30, 2020 and 2019 were as follows:
	2020		2019
(All numbers in Euros)	Number	Market	Number	Market
	of Shares	Value in €uros	of Shares	Value in €uros
Investments of each FCPE

• Groupe Procter & Gamble Actions (Option A)*	218, 076	24, 835,156	220, 517	24, 513, 731
• Groupe Procter & Gamble Obligations (Option B)*	609, 951	16, 973, 016	613, 102	17, 133, 493
• Groupe Procter & Gamble 5000 (Option C)*	658, 489	18, 828, 698	672, 192	18, 191, 648
• Groupe Procter & Gamble (Option D)*	372,284	109, 384, 880	395, 816	103, 363, 105
• Groupe Procter & Gamble (Option F)*	3,249,477	5,603, 242	2, 269, 128	3, 848, 941

Total investments		175, 624, 992		167, 050, 919
*Represents investments which exceed five percent of net assets available for benefits

The Plan’s investments experienced unrealized (depreciation) appreciation in value as follows for the years ended June 30, 2020, 2019 and 2018:
(All numbers in Euros)	2020	2019	2018

The Procter & Gamble Company Common stock (FCPE Option D)
Cost	46, 660, 807	44, 584, 589	49, 217, 008
Market value	109, 384, 880	103, 363, 105	80, 943, 591
Unrealized appreciation (depreciation)	62, 724, 073	58, 778, 516	31, 726, 583

(Decrease) increase in unrealized appreciation	3, 945, 557	27, 051, 934	(12, 426 ,752)

Other investments (FCPE Option A, B, C, F)
Cost	59, 841, 553	58, 344, 670	53, 781, 063
Market value	66, 240, 112	63, 687, 813	60, 545, 396
Unrealized appreciation (depreciation)	6, 398, 559	5, 343, 144	6, 764, 333

Increase (decrease) in unrealized appreciation	1, 055, 415	(1, 421, 189)	207, 987

The realized gain (loss) on the sales of the Plan’s investments for the years ended June 30, 2020, 2019, and 2018 was determined as follows:
(All numbers in Euros)	2020	2019	2018
The Procter & Gamble Company Common stock
Proceeds on sales of shares	13, 793, 029	15, 464, 409	4, 338, 834
Cost	6, 659, 302	8, 753, 906	3, 184, 811
Realized (loss) gain	7,133, 727	6, 710, 503	1, 154, 023

Other investments
Proceeds on sales of shares	15, 129, 613	41, 470, 044	24, 496, 803
Cost	14, 562, 547	37, 914, 291	22, 278, 094
Realized (loss) gain	567, 066	3, 555, 753	2, 218, 709

4.	NON-PARTICIPANT - DIRECTED INVESTMENTS
FCPE Option D is considered to be non-participant directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent’s stock.
Information about the net assets and the significant components of the changes in net assets relating to the non- participant directed investments as of June 30, 2020, 2019 and 2018 is as follows:
(All numbers in Euros)	2020	2019	2018
Net assets:
P&G Company Stock (FCPE Option D) – beginning of year	103, 363, 105	80, 943, 591	91, 568, 080
Changes in net assets:
Net appreciation (depreciation) in fair value of investments	13, 071, 414	35, 821, 429	(9, 333, 914)
Participant contributions	4, 017, 217	3, 584, 753	3, 120, 526
Employer contributions	4, 014, 420	3, 085, 651	3, 340, 972
Benefits paid to participants	(15, 081, 277)	(20, 072, 319)	(7, 752, 073)
Net change	6, 021, 775	22, 419, 515	(10, 624, 490)

P&G Company Stock (FCPE Option D)—end of year	109, 384, 880	103, 363, 105	80, 943, 591

5.	PLAN PARTICIPANTS
As of June 30, 2020, the Plan had 2,124 participants investing in the Plan (vs 2,000 as of June 2019) whereas 698 employees (768 as of June 30, 2019) chose to collect their year group profit sharing rather than invest in the plan.

6.	TAX STATUS
The Plan and the underlying FCPE’s are subject to the tax laws of France. The Plan and the underlying FCPE’s are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.
7.	RELATED PARTY TRANSACTIONS
At June 30, 2020 and 2019, the plan held 1,027,280 and 1,073,210 shares respectively, of common stock of the Procter & Gamble Company, the sponsoring employer with a cost basis of € 46 660 807 and € 44 584 589 respectively and a fair value of € 109 384 880 and € 103 363 105 respectively.
During the years ended June 30, 2020, 2019 and 2018, the Plan recorded dividend income from common stock of the Procter & Gamble Company of € 1 995 382, € 2 062 327 and € 1 941 935 respectively.
During the years ended June 30, 2020, 2019 and 2018, the Plan’s investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by € 11 079 283, by € 21 335 685 and € - 11 272 729 respectively.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 22, 2020.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

By: /s/ Beatrice Dupuy
       Beatrice Dupuy
                               President
                               Procter & Gamble Holding France S.A.S. Group Profit Sharing,
                               Incentive and Employer Contribution Plan (France)

EXHIBIT INDEX

Exhibit No.

      23                                   Consent of Deloitte & Associés